Exhibit G-1

REVISED FORM OF PUBLIC NOTICE

Cinergy Corp.  70-9449

     Cinergy Corp., a registered holding company ("Cinergy"), 139 East Fourth Street, Cincinnati, Ohio 45202, has filed a declaration under Sections 12(f) and 13(b) of the Act and Rules 54, 80, 81, 86, 87, 89, 90 and 91 thereunder.

     On behalf of the proposed parties thereto, Cinergy requests authorization for its domestic nonutility subsidiaries to enter into service agreements with Cinergy's utility subsidiaries under which, subject to the terms and conditions thereof, the nonutility subsidiaries may provide a range of services to the utility affiliates, and vice versa,/1/ priced at "cost" as determined pursuant to Rule 91 under the Act. Cinergy requests authorization for each of its domestic nonutility subsidiaries (including those formed after the date of the Commission's order herein, but excluding exempt telecommunications companies ad defined in the Act ("ETCs")) to enter into a separate but substantially similar contract ("Service Agreement" or "Agreement") with all of Cinergy's utility subsidiaries.

     Cinergy's two principal utility subsidiaries, each of which is a direct, wholly-owned subsidiary of Cinergy, are The Cincinnati Gas & Electric Company, an Ohio electric and gas utility ("CG&E"), and PSI Energy, Inc., an Indiana electric utility ("PSI"), which are subject to state utility regulation by the Public Utilities Commission of Ohio ("PUCO") and the Indiana Utility Regulatory Commission ("IURC"), respectively. Pursuant to provisions regarding affiliate contracts contained in settlement agreements dating from the 1994 merger that created Cinergy,/2/ CG&E and PSI submitted identical proposed forms of Service Agreements to the PUCO and the IURC staff in August 1998 for their review prior to review by this Commission. In late January 1999 the PUCO and the IURC staff completed their review and, based upon certain modifications made to the CG&E Service Agreement and assurances regarding certain costs that may arise under the PSI Service Agreement, cleared the CG&E and PSI Service Agreements for filing with this Commission./3/
     Cinergy states that the proposed Service Agreements with the remaining utility subsidiaries of Cinergy, all of whom are direct, wholly-owned subsidiaries of CG&E (collectively, with CG&E and PSI, the "Operating Companies") - The Union Light, Heat and Power Company, a Kentucky electric and gas utility ("ULH&P"), Lawrenceburg Gas Company, an Indiana gas utility ("Lawrenceburg"), The West Harrison Gas and Electric Company, an Indiana electric utility ("West Harrison"), and Miami Power Corporation ("Miami"), an electric utility by virtue of its ownership of certain transmission assets - do not require prior state commission review. According to Cinergy, except in regard to prior state commission review of amendments thereto, the proposed Service Agreement for each CG&E utility subsidiary conforms in all material respects to the CG&E Service Agreement, including the additional protections incorporated as a result of the PUCO's review.

     The Operating Companies generate, transmit, distribute and sell electricity and transport and sell natural gas to approximately 1.4 million customers in southwestern Ohio, most of Indiana and northern Kentucky.

     PSI produces, transmits, distributes and sells electricity in north central, central and southern Indiana, serving an estimated population of
2.1 million people located in 69 of the state's 92 counties including the cities of Bloomington, Columbus, Kokomo, Lafeyette, New Albany and Terre Haute. At and for the year ended December 31, 1997, PSI had total consolidated assets of approximately $3.4 billion and operating revenues of approximately $1.9 billion.

     CG&E and its utility subsidiaries provide electric and gas service in the southwestern portion of Ohio and adjacent areas in Kentucky and Indiana. The area served with electricity, gas or both covers approximately 3,000 square miles and has an estimated population of 1.8 million. CG&E is engaged in the production, transmission, distribution and sale of electricity and the sale and transportation of natural gas in the southwestern portion of Ohio, serving an estimated population of 1.5 million people in 10 of the state's 88 counties including the cities of Cincinnati and Middletown. ULH&P, which is subject to state utility regulation by the KPSC, is engaged in the production, transmission, distribution and sale of electricity and the sale and transportation of natural gas in northern Kentucky, serving an estimated population of 299,000 people in a 500 square-mile area encompassing six counties and including the cities of Newport and Covington. Lawrenceburg sells and transports natural gas to approximately 20,000 people in a 60 square-mile area in southeastern Indiana. West Harrison sells electricity over a 3-square mile area with a population of approximately 1,000 in West Harrison, Indiana and bordering rural areas. Miami owns a 138 kV transmission line running from the Miami Fort Power Station in Ohio to a point near Madison, Indiana. At and for the year ended December 31, 1997, CG&E had total consolidated assets of approximately $4.9 billion and operating revenues of approximately $2.4 billion ($1.9 billion electric and $500 million gas).

     Cinergy Investments holds all of Cinergy's domestic nonutility businesses, except for certain minor interests held by CG&E and PSI./4/ At December 31, 1998, Cinergy Investments had 11 direct wholly-owned subsidiaries: Cinergy-Cadence, Inc., an "energy-related company" within the meaning of Rule 58 under the Act (a "Rule 58 Company" or "Rule 58 Subsidiary") which has a one-third ownership interest in its Rule 58 Subsidiary, Cadence Network LLC, which markets various energy management services to multi-site retail establishments; Cinergy Capital & Trading, Inc., a Rule 58 Company devoted to energy marketing and trading that has eight subsidiaries, each devoted to energy marketing or ownership or operation of EWGs; Cinergy Communications, Inc., an ETC; Cinergy Engineering, Inc., a Rule 58 Company devoted to utility-related engineering and other technical services; Cinergy-Centrus, Inc., an ETC; Cinergy-Centrus Communications, Inc., an ETC that holds a one-third ownership interest in Centrus LLP, also an ETC; Cinergy Resources, Inc., a Rule 58 Company devoted to energy marketing and trading; Cinergy Solutions, Inc./5/, which, together with its 12 partly- and wholly-owned subsidiaries, primarily markets energy management services and engages in development, ownership and operation of district cooling and heating systems and qualifying facilities under the Public Utility Regulatory Policies Act of 1978, principally through a joint venture with a non-affiliate, Trigen Energy Corporation; Cinergy Supply Network, Inc., a Rule 58 Company, which engages in utility materials brokering services and, through its one-third-owned Rule 58 Subsidiary, Reliant Services, LLC, proposes to engage in underground utility facilities location and construction services; Cinergy Technology, Inc., which is devoted to commercialization of utility technologies and related investments; /6/ and Enertech Associates, Inc., an inactive Rule 58 Company.

     In general, the Service Agreements authorize the provision of services, including loans of employees, from the Operating Companies to the domestic nonutility companies, excluding ETCs ("Nonutility Companies"), and from the Nonutility Companies to the Operating Companies, priced at "cost," pursuant to a written service request procedure. The Agreements include provisions regarding liability and indemnification, as well as provisions to protect the interests of Cinergy's state utility regulators and the retail customers of the Operating Companies.

     More specifically, upon receipt by a party to the Agreement of a written service request (adhering to the form thereof attached to the Agreement) requesting such services as are specified therein, including if applicable use of any related equipment, facilities, properties or other resources ("Services"), the receiving party shall provide the requested Services at the time and for the period sought, if in its sole discretion it can do so without impairing its normal business operations. Services may include, but are not limited to, engineering and construction; operations and maintenance; equipment testing; information services; monitoring, surveying, inspecting, constructing, locating and marking of overhead and underground utility facilities; meter reading; materials management; vegetation management; and marketing and customer relations. In addition to the exclusion of transactions involving affiliated ETCs and FUCOs, affiliate transactions involving sales, leases, or other transfers of assets, goods, energy commodities (including electricity, gas, coal and other combustible fuels) or thermal energy products are outside the scope of the Service Agreements.

     Any loans of employees by the company providing Services shall likewise be at the service provider's sole discretion. While performing work on behalf of the client company, any such loaned employees shall be under its supervision and control, and the client company shall be responsible for their actions.

     All service requests shall be in writing consistent with the form thereof appended to the Agreement. Therefore each service request must identify the client company and proposed service provider, be authorized by an appropriate individual at both the client company and the service provider, include a detailed description of the proposed services and estimated costs, and specify the scheduled start date and completion date. In addition, all Services shall be assigned to applicable activities, projects, programs or on other appropriate bases to enable specific work to be properly assigned. The client company may amend service requests from time to time, subject to certain conditions.

     All Services shall be rendered at the full cost thereof, as computed in accordance with applicable rules, regulations and accounting standards including Rules 90 and 91 under the Act. As soon as practicable after the close of each month, any company providing Services shall render to each client company a statement reflecting the billing information necessary to identify the costs charged for that month. The client company is required to pay all amounts billed within 30 days after receipt thereof.

     The sole and exclusive responsibility of a company providing
Services for any asserted deficiency will be to correct or repair the deficiency or re-perform the Services, at no additional cost to the client company. The service provider disclaims any additional warranties or remedies, and each client company agrees to accept Services on that basis. In addition, any company receiving Services agrees to indemnify the company providing those Services (including each of its officers, directors, employees and agents) from any losses, liabilities or claims arising from or in connection with the provision of such Services. The indemnity applies regardless of negligence, willful misconduct, or breach of warranty by the company that provided the Services or any of its officers, directors, employees or agents.

     Each Service Agreement also contains provisions regarding ratemaking, amending the Agreement, additional parties, regulatory requirements and miscellaneous "boilerplate." With respect to ratemaking, each agreement provides that:

          Operating Company shall not seek to overturn, reverse, set aside, change or enjoin, whether through appeal or the initiation or maintenance of any action in any forum, a decision or order of the [applicable state commission - PUCO, IURC or KPSC] which pertains to recovery, disallowance, deferral or ratemaking treatment of any expense, charge, cost or allocation incurred or accrued by Operating Company in or as a result of this Agreement (or any amendment hereto) on the basis that this Agreement and any such expense, charge, cost or allocation was filed with or approved by the SEC.

     Any amendment to a Service Agreement must be in writing executed by all of the parties. In addition, the CG&E and PSI Service Agreements (but not the form of Service Agreement for CG&E's utility subsidiaries) provide that any amendment to either of those Agreements, before being submitted to the Commission for its review, must first be submitted to the PUCO and the IURC staff for their review (and submitted to certain other interested parties for informational purposes). As with the original CG&E and PSI Service Agreements, then, the PUCO and the IURC staffs have effective veto power over any proposed amendment. Cinergy is precluded from seeking Commission approval of the contract or amendment, or must withdraw it, and may not put it into effect with respect to CG&E or PSI, if the PUCO or IURC staff disapprove it or find it unreasonable.

     Additional Nonutility Companies may become parties to the Service Agreement after the original execution thereof by executing appropriate signature pages. In the absence of any changes to the terms of the Agreement, merely adding new Nonutility Companies as signatories shall not be considered an amendment, including for purposes of any prior state review.

     Finally, the provision of Services shall in all cases, and notwithstanding anything to the contrary in the Agreement, be subject to any limitations or restrictions contained in any applicable orders or authorizations, statutory provisions, rules or regulations, tariffs, or agreements, whether now in existence or hereinafter promulgated, of regulatory or governmental agencies having jurisdiction over the parties to the Agreement, including the Commission, the applicable state commission and the Federal Energy Regulatory Commission. To the extent, if any, that at any time any provision of the Agreement conflicts with any limitation or restriction of any such regulatory agency, such limitation shall control.

     The foregoing provisions are common to each of the Service
Agreements, with the sole exception that the provision granting the state commission or its staff the right to prior review of proposed amendments is included in the CG&E and PSI Service Agreements but not the Service Agreements to be entered into by the CG&E utility subsidiaries. Cinergy states that the presence of this provision in the CG&E and PSI Service Agreements and its absence from the Service Agreements for the CG&E utility subsidiaries is consistent with the terms of the 1994 merger accommodations with the PUCO, IURC and the KPSC.

     Cinergy further states that the PUCO's review of the proposed CG&E Service Agreement, pursuant to the merger-related settlement agreements , resulted in the incorporation of certain additional provisions in that contract, including two principal substantive provisions. The first addresses concerns relating to unfair competition and stipulates that none of the Services may result in an undue or unreasonable competitive advantage under law to any affiliated nonutility company that receives such Services. The second is intended to protect confidential information of customers of the Operating Companies and imposes certain prohibitions relating to the access, sharing, and release of customer information and customer information databases./7/

     For the Commission, by the Division of Investment Management, pursuant to delegated authority.

                                ENDNOTES

/1/ Services rendered under the proposed service agreements by the utility subsidiaries to the nonutility affiliates are exempt from prior Commission approval by virtue of Rule 87(b)(1) under the Act. Accordingly, Cinergy does not seek Commission authorization for those service transactions, which are an integral aspect of the proposed contracts.

/2/ These merger-related settlement agreements with the PUCO and the IURC (and other interested parties), as well as conditions agreed to by Cinergy in connection with related merger proceedings before the Kentucky Public Service Commission ("KPSC"), were noted by the Commission in its October 21, 1994 order approving the Cinergy merger and related transactions (HCAR No. 35-26146).

/3/ Cinergy states that, concurrently with the filing of this application, PSI is submitting the proposed PSI Service Agreement to the IURC.
According to Cinergy, that submission was not to initiate any proceeding before the IURC and did not seek any approval or other action by the IURC (beyond the clearance previously issued by its staff).

/4/ CG&E has two nonutility subsidiaries - Tri-State Improvement Company, which acquires and holds property in support of the businesses of CG&E and its utility subsidiaries, and KO Transmission Company, a gas pipeline company. CG&E also holds limited partnership interests in several local venture capital and community development funds. PSI has one nonutility subsidiary, South Construction Company, which holds title to real estate not used and useful in PSI's business. PSI also holds limited partnership interests in several local venture capital and community development funds. Cinergy has pending a request in File No. 70-8427 for an order releasing Commission jurisdiction over Cinergy's continued retention, through CG&E and PSI, of these nonutility businesses and interests.

/5/  Cinergy Solutions was formed pursuant to HCAR No. 35-26662, February
7, 1997.

/6/ Cinergy has pending a request in File No. 70-8427 for an order releasing Commission jurisdiction over Cinergy's continued retention of this entity.

/7/ Both of these provisions are included in the form of Service Agreement for each CG&E utility subsidiary. Cinergy also represents that, although these provisions have not been incorporated into the proposed PSI Service Agreement, Cinergy will assure that PSI abides by them.